12012 Sunset Hills Road Suite 800 Reston, VA 20190-5869 703.234.7000 703.234.7519 Fax www.si-intl.com

July 12, 2006

Via Facsimile and EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:          Stephen Kirkorian
                          Accounting Branch Chief

Re:	SI International, Inc.
Form 10-K (File No. 000-50080) for Year Ended December 31, 2005
Response to Staff Comments of June 29, 2006

Ladies and Gentlemen:

SI International, Inc. (the “Company”) hereby submits this letter in response to the comments contained in the Staff’s letter of June 29, 2006, regarding the Company’s Form 10-K for the year ended December 31, 2005.

In order to facilitate the Staff’s review of this letter, we have included the text of the Staff’s comments in its letter of June 29, 2006, and the order of the responses corresponds to the order of the Staff’s comments and follows the same numbering.

Form 10-K for the Fiscal Year Ended December 31, 2005

Financial Statements

Consolidated Statements of Operations, page F-5

1.              We have read your response to comment 3 in our letter dated April 17, 2006. Your response notwithstanding, for purposes of financial statement presentation in filings with the Commission, Rule 5-03(b) of Regulation S-X clearly sets forth the required presentation of costs and expenses, including description captions. You should revise your financial statements accordingly. In addition, the separate presentation of depreciation and amortization expense should be revised to comply with SAB Topic 11.B. With regard to your communicating additional information to assist readers in understanding your business and in “predicting financial forecasts,” such communication is the objective of Management’s Discussion and Analysis of Financial Condition and Results of Operations. See  Section 1.B. of SEC Release 33-8350.

With respect to any future filings with the Commission, the Company’s Statements of Operations will no longer contain the expense line items of “direct costs” and “indirect costs.”  Instead, the Company’s Statements of Operations will contain a category heading entitled “Operating costs and expenses”. Under this heading will be specific line items for “Cost of services,” “Selling, general and administrative,” “Depreciation and amortization” and “Amortization of intangible assets.”  Set forth below is the manner in which the Company proposes to report these line items under “Operating costs and expenses”:

Operating costs and expenses:

Cost of services

Selling, general and administrative

Depreciation and amortization

Amortization of intangible assets

Total operating costs and expenses

Operating income

“Cost of services” and “Selling, general and administrative” are nomenclature used in Rule 5-03(b) of Regulation S-X. The Company continues to believe that “Depreciation and amortization” and “Amortization of intangible assets” are “other operating costs and expenses” (as such term is used in Rule 5-03(b) of Regulation S-X) and that grouping these line items under the category “Operating costs and expenses” will be clear to the Company’s investors and creditors. On the other hand, it seems redundant and confusing to point out to investors that “cost of services” excludes depreciation and amortization when such items immediately follow the “Cost of services” line item and are clearly a part of the category “Operating costs and expenses”. The Company believes its changes in the manner of reporting “Operating costs and expenses” is compliant with SAB Topic 11.B, and that the proposed presentation of amortization and depreciation will be less confusing to investors.

As requested by the Staff, we are providing the following acknowledgements:

-                    the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

-                    Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

-                    the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of these matters. If you have any questions relating to this supplemental letter, I can be reached by telephone at 703-234-7003, and by facsimile at 703-234-7501.

Thank you very much for your prompt attention to this matter.

Sincerely,

/s/ Thomas E. Dunn
Thomas E. Dunn

cc:	Jason Niethamer
Tammy Tangen
James E. Daniel
Jeffrey B. Grill